Pricing Term Sheet	Free Writing Prospectus
dated as of November 5, 2025	Filed pursuant to Rule 433

Supplementing the
Preliminary Prospectus Supplement dated November 5, 2025 to the
Prospectus dated April 14, 2023
Registration No. 333-271275

$750,000,000

Apollo Global Management, Inc.

$400,000,000 4.600% Senior Notes due 2031

$350,000,000 5.150% Senior Notes due 2035

Final Pricing Term Sheet

November 5, 2025

The information in this pricing term sheet relates to Apollo Global Management, Inc.’s offering of its 4.600% Senior Notes due 2031 and additional 5.150% Senior Notes due 2035 (collectively, the “Offering”) and should be read together with the preliminary prospectus supplement dated November 5, 2025 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated April 14, 2023, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with Registration Statement No. 333-271275. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Apollo Global Management, Inc.

Guarantors:	Apollo Asset Management, Inc., Apollo Principal Holdings A, L.P., Apollo Principal Holdings B, L.P., Apollo Principal Holdings C, L.P., AMH Holdings (Delaware), L.P. and Apollo Management Holdings, L.P.

Securities:	4.600% Senior Notes due 2031 (the “2031 Notes”) and 5.150% Senior Notes due 2035 (the “2035 Notes” and, together with the 2031 Notes, the “Notes”). The 2035 Notes will constitute a further issuance of, and will be consolidated and form a single series with, the 5.150% Senior Notes due 2035 of which $500,000,000 aggregate principal amount was issued by the Company on August 12, 2025 (the “Existing 2035 Notes”). The terms of the 2035 Notes, other than their issue date and issue price, will be identical to the terms of the Existing 2035 Notes. Upon settlement, the 2035 Notes will have the same CUSIP number as, and will trade fungibly with, the Existing 2035 Notes. Immediately after giving effect to the issuance of the 2035 Notes, the Company will have $850,000,000 aggregate principal amount of 5.150% Senior Notes due 2035 outstanding.

Ranking:	Senior Unsecured

Principal Amount Offered:	2031 Notes: $400,000,000 2035 Notes: $350,000,000

Trade Date:	November 5, 2025

Settlement Date(1):	November 7, 2025 (T+2)

Maturity Date:	2031 Notes: January 15, 2031 2035 Notes: August 12, 2035
Coupon:	2031 Notes: 4.600% 2035 Notes: 5.150%
Interest Payment Dates:	2031 Notes: January 15 and July 15, commencing July 15, 2026 2035 Notes: February 12 and August 12, commencing February 12, 2026
Record Dates:	2031 Notes: January 1 and July 1 of each year 2035 Notes: January 28 and July 28 of each year
Benchmark Treasury:	2031 Notes: 3.625% due October 31, 2030 2035 Notes: 4.250% due August 15, 2035
Benchmark Treasury Price; Yield:	2031 Notes: 99-11+; 3.767% 2035 Notes: 100-23+; 4.157%
Spread to Benchmark Treasury:	2031 Notes: +85 basis points 2035 Notes: +110 basis points
Re-offer Yield:	2031 Notes: 4.617% 2035 Notes: 5.257%
Aggregate Accrued Interest:	$4,255,902.78 of accrued interest from August 12, 2025, up to, but not including, the date of delivery of the 2035 Notes
Issue Price:	2031 Notes: 99.909% of the principal amount 2035 Notes: 99.183% of the principal amount, plus the Aggregate Accrued Interest on the 2035 Notes

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Optional Redemption: Make-Whole Call: Par Call:	2031 Notes: T + 15 basis points prior to December 15, 2030 2035 Notes: T + 15 basis points prior to May 12, 2035 2031 Notes: On or after December 15, 2030 2035 Notes: On or after May 12, 2035
Day Count Convention:	30/360

Proceeds (before expenses and underwriters’ discount and excluding the Aggregate Accrued Interest on the 2035 Notes):	2031 Notes: $399,636,000 2035 Notes: $347,140,500

Use of Proceeds:	The Issuer intends to use the proceeds from the Offering for general corporate purposes.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Expected Ratings(2):	Moody’s: A2 / S&P: A / Fitch: A

CUSIP / ISIN:	2031 Notes: 03769M AF3 / US03769MAF32 2035 Notes: 03769M AE6 / US03769MAE66
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Co-Managers:	Apollo Global Securities, LLC† Blaylock Van, LLC BMO Capital Markets Corp. Mizuho Securities USA LLC Samuel A. Ramirez & Company, Inc. RBC Capital Markets, LLC SG Americas Securities, LLC

(1)        We expect delivery of the Notes will be made against payment therefor on or about November 7, 2025, which is the second business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

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(2)        Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

†          Apollo Global Securities, LLC is an affiliate of the Issuer and will receive a portion of the gross spread as an underwriter in the sale of the Notes.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: BofA Securities, Inc., telephone: 1-800-294-1322; Citigroup Global Markets Inc., telephone: 1-800-831-9146; J.P. Morgan Securities LLC, telephone: 1-212-834-4533; or Wells Fargo Securities, LLC, telephone: 1-800-645-3751.

Any disclaimers or notices that may appear on this Final Pricing Term Sheet below the text of this legend are not applicable to this Final Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Final Pricing Term Sheet being sent via, or posted on, Bloomberg or another electronic mail system.

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